

January 22, 2013

Via E-mail
Kenneth Hahn
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, CA 94404

Re: **QuinStreet, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2012
       Filed August 23, 2012
       Form 10-Q for the Quarterly Period Ended September 30, 2012
       Filed November 5, 2012
       File No. 001-34628

Dear Mr. Hahn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 63

1.   We note from your risk factor disclosures on page 15 that certain regulatory and legislative changes in the for-profit education sector have negatively affected your clients' businesses and could impact demand, pricing or the form of your services. In this regard, you disclose that the U.S. Department of Education issued certain regulations on

incentive compensation and other matters effective July 1, 2011, which includes the repeal of safe harbors regarding incentive compensation for Internet-based recruiting and admissions activities. You indicate that the elimination of the safe harbors has created uncertainty for you and your education clients and impacts the way you are paid by your clients and, as a result, has reduced the amount of revenue generated from the education client vertical. Please tell us if these new regulations have had, or are expected to have, an impact on revenue recognition and describe any such changes. Additionally, please explain the changes that have occurred with respect to the way you are paid by your education clients and whether this had an impact on how you report such revenue (i.e., gross versus net). Finally, please elaborate further on how these regulatory and legislative changes could impact the form of your services.

Note 10. Commitments and Contingencies

Litigation, page 85

2.   We note that you made a payment in the fourth quarter of fiscal 2012 of $2.5 million in connection with the attorneys general matter to reimburse the settling states for the cost of the investigation and negotiating process. Based on the disclosures provided on page 20 of the Form 10-Q for the quarterly period ended March 31, 2012, you stated that the attorney general of Kentucky sent you a letter on April 13, 2012 requesting, among other items, monetary compensation for the States' costs of investigations and civil penalties. We further note that you disclosed that neither the outcome of the investigation nor the amount or potential range of exposure, if any, associated with the investigation could be assessed at the time. Please clarify what you mean by this statement and tell us how your disclosure complies with the ASC 450-20-50. As part of your response, tell us whether there was a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of March 31, 2012. If you concluded that there was a reasonable possibility of additional loss, please tell us how your disclosures complied with ASC 450-20-50. In this regard, we note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please note that this comment also applies to the disclosure you provide in connection with the Lending Tree, LLC patent infringement litigation lawsuit.

Item 11. Executive Compensation, page 93

3.   In future filings, please disclose in the Grant of Plan-Based Awards table the threshold and maximum amounts that can be earned under your Annual Incentive Plan. It appears that the table on page 32 of your Schedule 14A only includes the target amounts.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 93

4.   Refer to the description of the Second Amended and Restated Investor Rights Agreement on page 16 of your Schedule 14A that you incorporate by reference. Please revise in future filings the description of this transaction to include the names of the related parties, their interest in the transaction, and any other material information. Refer to Item 404(a) of Regulation S-K.

Exhibit 23.1

5.   We note that the consent of your independent registered public accounting firm refers to the audit reported dated August 22, 2012, however the audit report included in the Form 10-K on page 58 is dated August <u>23</u>, 2012. Please have the consent revised accordingly and file with an amended Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements

Note 6. Intangible Assets, Net and Goodwill, page 14

6.   We note that you identified certain qualitative factors subsequent to September 30, 2012 that could have affected the fair value of the DMS reporting unit and, as a result, it appears you performed the first step of the goodwill impairment test at an interim date, the results of which indicated that goodwill was not impaired. We note that your market capitalization has sustained a significant decline subsequent to September 30, 2012 and currently appears to be lower than net book value. Please tell us whether you considered this, and any other factors, to constitute a triggering event that would more likely than not reduce the fair value of the DMS reporting unit below its carrying value requiring you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30. Please tell us if you performed an interim impairment test during or subsequent to the quarterly period ended December 31, 2012 and supplementally provide us with the following:

 • The percentage by which fair value of the DMS reporting unit exceeded its carrying value as of the date of the most recent test;

 • A description of the methods and key assumptions used and how the key assumptions were determined;

 • A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief